UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Commission File Nos. 024-11431 and 024-11954

Robot Cache US Inc.

(Exact name of registrant as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4330 La Jolla Village Drive, Suite 200, San Diego, California 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Robot Cache US Inc.

SEMIANNUAL REPORT ON FORM 1-SA

1

In this report, the term “Robot Cache,” “we,” “us,” “our,” “the Company,” or “our Company” refer to Robot Cache US Inc. and its subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our unaudited consolidated financial statements (and accompanying notes) included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Business Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

Business Overview

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”), which is now Robot Cache US Inc.’s wholly owned subsidiary. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and Robot Cache S.L. as a single business unit. The Company has developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games on the Robot Cache Platform (as defined below, and such persons, “gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn Company store credit (in the form of the Company’s digital “in-game” currency, known as “IRON”) by inviting friends and completing various challenges.

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of the Company’s digital “in-game” currency, IRON.

The Company entered into a memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”) (previously filed as Exhibit 6.18 to the Company’s Form 1-K dated April 28, 2023). The memorandum of understanding calls for the Company to migrate its current DRM / copy protection methodology to the CASPER Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company implemented its new DRM / copy protection using the CASPER Blockchain Network, and the Robot Cache Platform is currently running on CasperLabs’ “Test-net” before being deployed to its “Main-net.” This migration transitioned our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the CASPER Blockchain Network has only 100 “validators” versus more than 40,000 on the Ethereum blockchain. (The Company is one of the validators for the CASPER Blockchain Network and receives CSPR awards for serving as a validator.)

Our one subsidiary, Robot Cache S.L., which is wholly owned by the Company, is headquartered in Santa Cruz Se Tenerife, Spain. The Company is in the process of discontinuing all of this subsidiary’s operations and expects to be finished in 2024.

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Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of digitally-delivered content such as films, music, software, digital artwork and books. In our opinion, our technology can be applied to many different forms of digital media.

AMD Partnership

In 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company focused on co-promotion. While this strategic partnership has not directly generated revenue to date, the Company believes the ongoing partnership has been valuable and represents a major global PC hardware manufacturer’s validation of the Company’s position to capitalize on emerging opportunities within digital distribution.

Prospective Outlook

The Company has carefully evaluated its previous business strategy that it employed throughout its initial launch in the United States and other major markets in July 2023 and its previous beta launch in territories located in Latin America, Australia and New Zealand in July 2022. The Company believes the resistance it has encountered thus far in achieving desired levels of market penetration is due to a number of factors including, without limitation: (1) industry wide downturn and stagnation; (2) Steam and Epic each dominating significant market share; (3) the emergence and growth of the Microsoft Gaming Xbox Game Pass subscription service, which currently has over 35 million subscribers as it caters to Microsoft’s existing audience; and (4) cost prohibitive challenges in acquiring AAA titles for the Robot Cache Platform due to the significant guarantees being demanded by Publishers. Additionally, material changes in the mining sector have deteriorated the cost-effectiveness and feasibility of mining activities which has thus restricted a significant source of gross profit revenue that the Company’s existing revenue model was predicated on. As a result of the disappointing launch, the Company suspended its brand and User acquisition marketing efforts in order to reevaluate the most efficient way to allocate its capital going forward.

Further, in light of the overall state of the video game industry not being as strong as it has been in years past, the Company has been proactively analyzing market opportunities in new and related sectors where it may be able to effectively leverage its existing technology, platform, and resources. The Company has identified certain market opportunities in the burgeoning artificial intelligence sector that it believes it is well-positioned to pursue, as the Company believes its current technology can be adapted to exploit these opportunities more rapidly and efficiently. Accordingly, the Company’s business strategy and focus going forward will be on shifting its focus to capitalize on this sector which the Company believes is a more compelling market opportunity.

Emerging Opportunities

After carefully considering various alternative market opportunities, the Company has decided to develop an environment where AI professionals, AI new users, AI agents and enthusiasts can connect, create, and conduct business. The platform will facilitate the creation, showcasing, and sales of a wide range of AI-generated materials, including applications, entertainment and code. Robust APIs and developer tools will ensure seamless integration between both a user’s personal and commercial AI agents or services. As artificial intelligence continues to reshape industries from entertainment to healthcare, the Company aims to become a player in the evolving landscape of AI-powered social commerce.

Sources of Revenue

The Company currently generates its revenues from (1) video game sales on the Robot Cache Platform; and (2) by validating blockchain transactions on the Casper proof-of-stake network.

4

Results of Operations

Revenues

Revenue for the six-month period ending June 30, 2024, was $407, compared to $184 for the corresponding period in 2023. The Company’s revenues continue to be minimal as the Company continues to refine its technology and business model.

Expenses

Total operating expenses for the six-month period ending June 30, 2024 were $1,611,475, compared to operating expenses of $2,443,591 for the six-month period ending June 30, 2023. The net loss from operations was $1,611,370 and $2,443,407 for the six months ended June 30, 2024 and 2023, respectively, mainly due to the expense items discussed below.

Payroll expenses were $970,956 for the six-month period ending June 30, 2024, compared to $1,493,763 for the six-month period ending June 30, 2023. This was a decrease of $522,807 due to management’s efforts to reduce headcount and related payroll expenses. Payroll expenses are comprised of wages, payroll taxes, benefits and recruitment expense.

The Company is a validator on the CASPER Blockchain Network, for which it receives that network’s native cryptocurrency, CSPR. The Company’s validation activities resulted in a $0 gain for the six-month period ending June 30, 2024, which contrasts with revenue of $73 during the six-month period ending June 30, 2023, which occurred as a result of the decline in the market value of CSPR during that period. The Company has discontinued mining cryptocurrency.

During the six-month period ending June 30, 2024, $11,831 was spent on contractors and content creation in preparation for the fully launched platform, compared to $225,332 for the same period in 2023. Legal and accounting fees were $86,525 for the six-month period ended June 30, 2024, as compared to $61,955 for the same period in 2023. The balance of the operating expense consisted of various expenses such as rent, utilities, parking fees, royalty, software subscriptions, travel, entertainment, etc.

Other income (expense)

The Company engaged JP Morgan Chase to institute a “sweep account” program so that cash held by the Company for its further development may be placed temporarily in certain agreed-upon low-risk investments to generate a return. During the six-month period ending June 30, 2024, the agreement with JP Morgan Chase resulted in $273,282 in interest/dividend income. That amount is reflected in the “Other Income” category on the income statement. Such balance of $279,436 of “Other Income” for the six-month period ending June 30, 2024 is a mixture of other interest and fees earned from the Company’s cryptocurrency validation activities. During the six-month period ending June 30, 2023, the Company incurred interest/dividend income of $168,525 and $13,093 of other interest and fees earned from the Company’s cryptocurrency validation activities resulting in $181,618 of “Other Income.”

Foreign Currency Conversion

The loss on foreign currency conversion for the six-month period ending June 30, 2024 was $262, compared to a gain of $912 for the corresponding period in 2023. Both figures reflect foreign currency exchange gains or losses.

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Income taxes

Because the Company has incurred losses, no income taxes have been accrued or paid for the six-month period ending June 30, 2024 or for the six-month period ending June 30, 2023.

Total Comprehensive net loss

For the six-month period ending June 30, 2024, the Company had a comprehensive net loss of $1,322,196, compared with a comprehensive net loss of $2,260,877 for the six-month period ending June 30, 2023. The decrease in net loss is primarily due to the decreased payroll expenses noted above.

Liquidity and Capital Resources

As of June 30, 2024, the Company had cash of $11,128,695, and it reported a comprehensive net loss of $1,332,196 for the six months ending June 30, 2024. As of June 30, 2023, the Company had cash of $14,889,118, and it reported a comprehensive net loss of $2,260,877 for the six months ending June 30, 2023. Prepaid royalties decreased by $583. Prepaid royalties are prepayments to game Publishers for them to offer their games on the Robot Cache Platform.

Sources of Liquidity

The Company has not received significant funds since the net proceeds of the 2021 Offering1 ($26,058,240, after all fees and commissions). The Company expects that its current cash balance of $11,128,695 will fund the Company’s operations for the next twelve months and beyond.

Other Current Assets

The Company prepays royalties to certain game Publishers so that they will include their games on the Robot Cache Platform. These prepaid royalties were $411,556 on June 30, 2024 compared to $412,139 on June 30, 2023. Since the global launch of the Robot Cache Platform on July 6, 2023, the prepaid royalties has been offset with the portion of the proceeds of selling the Publishers’ games. The Company does not anticipate offering any further prepaid royalties for the placement of Publishers’ games on the Robot Cache Platform.

Net Cash Flow from Operating Activities

Net cash used in operating activities was $1,395,099 for the six-month period ending June 30, 2024. Cash was consumed by the net loss of $1,332,196. Working capital consumed the remaining $62,903. Net cash used in operating activities was $2,326,868 for the six-month period ending June 30, 2023. During that period, cash was consumed by the net loss of $2,260,877 less amortization costs of $198,370. The change in working capital consumed the remaining $264,360.

Net Cash Flow from Investing Activities

The Company purchased computer equipment totaling $8,706 during the six months ended June 30, 2024 compared to $0 invested in equipment or the development of the Robot Cache Platform during the six months ended June 30, 2023.

The Company has engaged JP Morgan Chase to institute a “sweep account” program so that cash held by the Company for its further development may be placed temporarily in certain agreed-upon low-risk investments to generate a return. The agreement with JP Morgan Chase has resulted in net positive cash flow of $273,282 and $181,618 for the six-month periods ending June 30, 2024 and 2023, respectively.

1 In 2021, the Company conducted a Regulation A offering (the “2021 Offering”) of “units” representing a combination of shares of its common stock and warrants to purchase additional common shares.

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Net Cash from Financing Activities

For the six months ended June 30, 2024 and 2023 cash used in financing activities were $0 and $75,120, respectively, consisting of offering costs consisting of both legal and accounting costs (including filings with the Securities and Exchange Commission (the “Commission”) on or before June 30, 2023) in connection with the 2023 Offering2.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC), Ether (ETH) and Casper (CSPR)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its previous mining activities (discontinued as of June 6, 2023) and its validating activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows any purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its earlier (now discontinued) mining activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

2 In August 2023, the Company launched another securities offering pursuant to Regulation A (the “2023 Offering”). The Board soon determined that the market conditions along with the early projected trajectory of the offering did not indicate that continuing the 2023 Offering was in the best interests of the Company and its stockholders, and so it elected to terminate the 2023 Offering effective on October 12, 2023. The Company returned all investor funds to investors that subscribed to Shares in the 2023 Offering.

7

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company has no plans to issue any tokens or other digital assets, it does not anticipate holding cryptocurrency in the future, other than as a result of its earlier (now discontinued) mining pool activities described elsewhere in this report.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the pronouncement to the Company’s financial statements and to ensure that proper controls are in place to ascertain that the financial statements properly reflect the pronouncement.

We have considered recently issued accounting pronouncements and do not believe their adoption will have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●	Leverage our existing Robot Cache technology to launch a comprehensive AI hub and marketplace, featuring a social media-style feed for AI content discovery, project pages for monetization, and a tools catalogue.

●	Implement a creator marketplace within the platform, allowing users to post and monetize their AI applications, creations and businesses.

●	Develop and deploy AI-powered features on the platform to enhance user experience, increase platform “stickiness,” and provide valuable insights for content creators and AI businesses using our marketplace.

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Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The Company’s growth strategy centers on building a comprehensive AI hub that integrates social networking and marketplace functionalities. We aim to attract AI users of all experience levels and facilitate the discovery and monetization of AI-driven content and tools. We plan to make significant investments in our platform’s capabilities and infrastructure. These investments, while potentially affecting near-term profitability, are designed to secure long-term growth and market share in the AI sector.

Our future performance is tied to the broader adoption of AI technologies, our ability to monetize effectively and build a high-quality site that attracts users. The Company will increase development spending and its efforts to secure strategic partnerships in order to attract high-quality creators and expand our user base across consumer and business sectors. We anticipate that success in these areas will be crucial for the Company’s long-term value creation and market position in the evolving AI landscape.

Market Opportunity

We have identified what we believe to be unsaturated segments in the continually expanding global AI Market and have shifted our focus accordingly.

We believe that we are uniquely positioned to leverage our resources to capitalize on this emerging market and believe that our plan to create our AI hub is a timely direction that corresponds with the rapid expansion of AI-assisted content and the rising demand for accessible AI solutions.

Monetization Strategy

We plan to monetize our AI platform through multiple channels. First, we will offer premium subscriptions that provide users with enhanced features and capabilities beyond the basic free access. Second, we will generate revenue by taking a percentage of transactions from items sold on our marketplace, facilitating commerce between creators and consumers. Third, we will offer paid promotions and advertising opportunities on the site, allowing businesses and creators to increase their visibility within the platform. Additionally, we will provide API access to our platform and data for developers and businesses. This will enable external applications, agents and services to integrate with our platform, creating additional value for users while generating revenue from API subscriptions.

Item 2. Other

None.

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Item 3. Financial Statements

ROBOT CACHE US INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(unaudited)

	June 30,	December 31,
	2024	2023
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,128,695	$12,532,554
Prepaid expenses	447,324	426,342
Other current assets	2,137	2,065
Total current assets	11,578,156	12,960,961

Cryptocurrency, net, available for sale	336,585	330,481
Investment in less-than-20%-owned equity	100,000	100,000
Computer equipment, net	8,760	-
Security deposit	20,865	20,865
Total Assets	$12,044,366	$13,412,307

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$32,486	$58,073
Other current liabilities	158,733	168,891
Total Current Liabilities	191,219	226,964

Total Liabilities	191,219	226,964

SHAREHOLDERS’ EQUITY

Common stock	193,556	193,556
Additional paid in capital	39,713,826	39,713,826
Accumualted deficit	(28,054,235)	(26,722,039)
Total Shareholders’ Equity	11,853,147	13,185,343

Total Liabilities and Shareholders’ equity	$12,044,366	$13,412,307

See accompanying notes to unaudited condensed consolidated financial statements.

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ROBOT CACHE US INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30,

(unaudited)

	2024	2023

Revenues - software	$407	$173
Software royalties	302	-
Gross profit - software	105	173

Revenues - mining	-	73
Cost of revenues - mining	-	62
Gross profit - mining	-	11
Total gross profit	105	184

Operating Expenses:
General and administrative	1,599,644	2,218,259
Sales and marketing	11,831	225,332

Total operating expenses	1,611,475	2,443,591

Net loss from operations	(1,611,370)	(2,443,407)

Interest income (expense), net	279,436	181,618
Other income (expense)	279,436	181,618

Tax provision (benefit)	-	-
Net loss	(1,331,934)	(2,261,789)

Foreign currency translation gain (loss)	(262)	912

Total Comprehensive net Loss	$(1,332,196)	$(2,260,877)

Earnings per share, basic	$(0.01)	$(0.01)

Weighted average shares - basic and diluted	193,556,980	193,556,980

See accompanying notes to these unaudited condensed consolidated financial statements.

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ROBOT CACHE US INC.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2024 and 2023

(unaudited)

	Common Stock		Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Capital	Earnings	Equity
Balance as December 31, 2023	193,556,980	$193,556	$39,713,826	$(26,722,039)	$13,185,343
Net income (loss)	-	-	-	(1,332,196)	(1,332,196)
Balance as of June 30, 2024	193,556,980	$193,556	$39,713,826	$(28,054,235)	$11,853,147

Balance as of December 31, 2022	193,556,980	$193,556	$39,713,836	$(21,912,326)	$17,995,066
Issuance costs			(75,120)	-	(75,120)
Net income (loss)	-	-	-	(2,260,877)	(2,260,877)
Balance at June 30, 2023	193,556,980	$193,556	$39,638,716	$(24,173,203)	$15,659,069

See accompanying notes to these unaudited condensed consolidated financial statements.

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ROBOT CACHE US INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30,

(unaudited)

	2024	2023
Net cash used in operating activities	$(1,395,099)	$(2,326,868)
Net cash used in investing activities	(8,760)	-
Net cash used in financing activities	-	(75,120)
Net decrease in cash	(1,403,859)	(2,401,988)
Cash, beginning of period	12,532,554	17,291,106
Cash, end of period	$11,128,695	$14,889,118

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to these unaudited condensed consolidated financial statements.

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ROBOT CACHE US INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited

For Six Month Period Ending June 30, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company has developed a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. During prior years, the Company had completed a securities offering and funds its operations with the proceeds from such funding and the minor receipt of funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2024 and December 31, 2023, the Company had $11,128,695 and $12,532,554 of cash on hand, respectively. Included in the cash is the interest earned from an agreement with JP Morgan Chase for a “sweep account” program to maximize the returns on cash being held for further development of the Company. This has resulted in $273,332 and $168,525 in interest/dividend income included in the other income category on the income statement for the six months ended June 30, 2024 and 2023, respectively. The JP Morgan program was implemented at the beginning of 2023.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

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Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2024, the Company purchased computer equipment of $8,706.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of June 30, 2024 and December 31, 2023, the Company had capitalized $1,437,071 of development costs, which have been fully amortized as of these dates.

Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. During the six months ended June 30, 2024 and 2023, the Company incurred $0 and $75,120 of costs for funds raised.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

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Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the Company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

Separately, the Company earns some revenue by providing resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (all of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of any assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

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As of June 30, 2024 and December 31, 2023, the Company recorded $100,000 in stock investment in Fig Publishing, Inc., a Delaware corporation (“FIG”), received in 2019 as part of an exchange for the Company’s stock. As of June 30, 2024 and December 31, 2023, the Company’s marked-to-market value for the CSPR was $336,585 and $330,481, respectively.

Advertising & Marketing

The Company expenses advertising & marketing costs as they are incurred with the exception of a few campaigns that will air over a few months then those costs are spread over the time period aired.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The standard is intended to provide financial statement users with more disaggregated expense information about a public entity’s reportable segments. ASU 2023-07 requires incremental disclosures related to a public entity’s reportable segments including allowing the disclosure of multiple measures of segment profit or loss, requiring the disclosure of significant segment expenses, and requiring the qualitative disclosure of other segment items. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024, and should be adopted retrospectively unless impracticable. Early adoption is permitted. The Company is currently evaluating the impact adoption of the standard will have on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard is intended to benefit investors by providing more detailed income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact adoption of the standard will have on its consolidated financial statements.

No other recent accounting pronouncements had, or are expected to have, a material impact on the Company’s condensed consolidated financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through June 30, 2024 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value.

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NOTE 4 – DEBT

The Company has retired all of its obligations during periods predating the years considered in these financial statements.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $18,968.10 per month.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – EQUITY

The Company has a single class of stock (common stock), of which 250,000,000 shares are authorized. The Company has 193,556,980 shares issued and outstanding.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 8 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 24, 2024, the date the financial statements were issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit
Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (dated July 24, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (dated June 21, 2022) to Certificate of Incorporation**
2.4	Bylaws**
4.1	Form of Subscription Agreement for Units in the 2021 Offering*
4.2	Form of Subscription Agreement for Shares in the 2023 Offering**
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement Philippe Erwin*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment Mark Phillip Caldwell*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Platform Services Agreement with Republic Core LLC**
6.9	2022 Equity Incentive Plan**
6.10	Services Agreement with StartEngine CrowdFunding, Inc.**
6.11	Technology Standard License Agreement with DACS Laboratories GmbH**
6.12	Agreement with Advanced Micro Devices, Inc.**
6.13	Agreement with LedgerZ Holdings**
6.14	Real property lease with San Diego UTC Holdings LLC**
6.15	Real property sublease with Biora Therapeutics**
6.16	Loan Agreement with StartEngine Primary LLC**
6.17	Professional Services Agreement with William Mikula***
6.18	Memorandum of Understanding with CasperLabs Holdings AG****
6.19	Master Services Agreement with Carlton One Engagement Corporation*****
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**

*	Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.
**	Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.
***	Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.
****	Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.
*****	Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 27, 2024.

ROBOT CACHE US INC.

By:	/s/ Rod Humble
Name:	Rod Humble
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below on September 27, 2024 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Chris Keenan
Name:	Chris Keenan
Title:	Director

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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